EXHIBIT 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA NYSE Amex: SA	For Immediate Release July 27, 2011

Continued Drilling Success at Seabridge Gold’s Sulphurets Deposit

Toronto, Canada – Results from the first seven core holes drilled this summer at the Sulphurets deposit, part of Seabridge Gold’s 100% owned KSM Project, are likely to expand reserves and improve overall project economics.

Seabridge President Rudi Fronk commented that the 2011 KSM drill program is off to a good start. “A key objective of this year’s program is to upgrade approximately three million ounces of higher grade inferred gold resources at the Sulphurets and Kerr deposits to proven and probable reserves. These resources are currently classified as waste in the 2011 Preliminary Feasibility Study. The first seven holes drilled this year at Sulphurets have exceeded expectations with wide intersections containing gold grades well above the KSM average. This material should increase reserves and could be exploited in the earlier years of production which would enhance its economic impact.”

Geotechnical drilling is now underway in the Mitchell deposit to confirm requirements for a cost-effective underground panel caving operation which is currently under review. Panel caving deeper portions of the Mitchell deposit could improve production grades and substantially reduce both stripping ratios and waste rock storage requirements. Additional drilling at Sulphurets and Kerr will also be completed later this season.

Assay results of the initial seven holes drilled this year at Sulphurets are as follows:

2011 Sulphurets Drill Hole Results

Hole ID	Total Depth (m)	From (m)	To (m)	Thickness (m)	Au g/T	Cu %
S-11-34	255.0	5.00	69.60	64.60	1.28	0.13
		79.00	109.00	30.00	0.97	0.12
		136.00	166.50	30.50	0.60	0.16
S-11-35	618.0	4.10	47.00	42.90	1.26	0.35
		137.00	153.00	16.00	0.55	0.15
		374.00	453.00	79.00	1.12	0.50
		465.00	530.90	65.90	1.08	0.73
		538.00	562.00	24.00	1.01	0.85
		570.00	592.00	22.00	0.73	0.54
S-11-36	231.0	9.95	41.00	31.05	0.68	0.17
		93.00	121.00	28.00	0.55	0.17
		153.00	169.00	16.00	0.60	0.16
S-11-37	270.0	18.00	57.00	39.00	0.72	0.09
		77.00	102.00	25.00	0.68	0.02
		130.25	148.80	18.55	0.89	0.16
S-11-38	330.0	16.20	64.00	47.80	0.55	0.19
		118.70	135.00	16.30	0.72	0.03
		164.00	186.00	22.00	1.54	0.21
S-11-39	561.0	361.00	504.00	143.00	0.51	0.37
S-11-40	288.0	11.00	37.00	26.00	0.79	0.05
		63.00	79.00	16.00	0.76	0.11
		119.00	166.00	47.00	0.71	0.06

Descriptions of the initial seven holes drilled this year at Sulphurets are as follows (see attached map for locations):

S-11-34: Collared in the southwest area of Sulphurets to fill a data gap in projected shallow mineralization. After 5 meters of overburden, the hole entered Sulphurets gold breccia style mineralization of intensely silica and pyrite altered rocks with disseminated chalcopyrite down to 101.1 meters. From here to the end of the hole, silica-chlorite-pyrite altered sedimentary and volcanic rocks with minor intrusions typical of Raewyn copper style mineralization were intersected. Minor disseminated chalcopyrite occurs as deep as 166.5 meters. This hole is expected to re-classify waste blocks to reserves in the current pit design and allow deepening of the southeast side of the pit to capture additional ore beneath the current pit bottom.

S-11-35: Collared in central Sulphurets to fill a data gap in projected deep mineralization and re-classify inferred and unclassified blocks to indicated blocks. The hole was collared above the Sulphurets Thrust Fault (STF) and entered an intrusive-hydrothermal breccia zone at the contact of a monzonitic intrusion and andesite host rocks in the Main Copper zone. The breccia has an alteration mineral assemblage that includes quartz, chlorite, pyrite, feldspar, magnetite and chalcopyrite. From 4 meters to 153 meters, the hole intersected the longest continuous interval and highest grade gold and copper mineralization intersected to date in the Main Copper zone. As a result, considerable low grade ore and waste blocks in the Main Copper zone will receive higher gold and copper grades in the next resource model revision. The STF was intersected at 262.1 meters. The Raewyn Copper zone was cut from 374 to 592 meters and provided the longest and highest grade interval drilled to date in this zone.   Disseminated and replacement clusters of chalcopyrite are associated with intense potassic alteration of sedimentary and volcanic rocks. The hole is expected to upgrade waste and inferred blocks to above average grade reserves, as well as increasing the grade of current reserve blocks. The increasing intensity of potassic alteration, higher chalcopyrite to pyrite ratio, and higher gold and copper grades, all vectoring positively down dip and apparently thickening, are encouraging indications that stronger mineralization continues down dip in this area of Sulphurets.

S-11-36: This hole is located approximately 90 meters southwest of S-11-34 and had the same objectives. It entered Sulphurets gold zone alteration and mineralization beneath 9 meters of overburden. At 129 meters, the alteration transitions from silica-pyrite dominated to Raewyn copper style silica-chlorite-pyrite with more disseminated chalcopyrite, to a depth of 169 meters. This hole will re-classify waste blocks to reserves in the current pit model, and allow deepening of the southeast side of the pit to capture additional ore blocks not in the current pit design.

S-11-37: Collared approximately 80 meters northeast of S-11-34 with the same objectives. This hole intersected intensely silica-pyrite altered rocks of the Sulphurets gold breccia zone with tourmaline to a depth of 153.8 meters. From here to the end of the hole at 270 meters, chlorite-pyrite altered sedimentary and volcanic rocks dominate. Mineralization is mostly confined to above 153.8 meters. From this area to the northeast, the Raewyn copper zone is increasingly superimposed by later Sulphurets gold alteration and mineralization. This hole will upgrade unclassified and inferred mineralized blocks to reserves.

S-11-38: Collared approximately 100 meters northeast of S-11-37 to complete infilling the data gap in the shallow projected mineralization from S-11-36 to the southwest side of the Sulphurets gold breccia zone.  From 3.7 meters to a fault at 137.1, this hole intersected intensely silica-pyrite altered rocks with minor chalcopyrite. Below the fault, alteration is silica-chlorite-pyrite dominant with intermittent intervals of disseminated chalcopyrite, diminishing with depth. Gold grades are in line with what the current model predicts, but blocks currently classified as waste will be upgraded to reserves.  Also, the results will allow deepening of the southeast wall of the current pit design.

S-11-39: Collared approximately 160 meters northeast of S-11-35 with similar objectives. This hole intersected the STF at 265.9 meters and the Raewyn Copper Zone from 361 to 504 meters. Grades are in line to slightly above current model predictions, but the zone is approximately 30 meters thicker than expected. Some inferred blocks will be upgraded to reserves and grades enhanced along the southwest pit wall.

S-11-40: Infill hole near the southwestern-most drilled section on Sulphurets (Canyon Zone).  Variably silica-chlorite-pyrite altered volcanic rocks were cut top to bottom.  Weak chalcopyrite extends to about 260 meters; however the gold to copper ratio in this area is higher than typical for Sulphurets. Mineralization begins shallower than predicted and will add reserves in current pit design. Mineralization is still open to southwest and down dip.

The above reported drill holes were designed to intersect the true width of the Sulphurets deposit.

SULPHURETS ZONE 2011 DRILL HOLE ASSAY COMPOSITES – July 24, 2011

Projection of
Ultimate Open
Pit Limits
Pending 2011
Drill Holes
S-11-39
S-11-35
S-11-38
S-11-37
S-11-34
S-11-36
S-11-40
0
200
400
meters
SEABRIDGE GOLD

Hole ID	Total Depth (m)	From (m)	To (m)	Thickness (m)	Au g/T	Cu %
S-11-34	295	5 79 136	69.6 109 166.5	64.6 30 30.5	1.28 0.97 0.50	0.13 0.12 0.16
S-11-35	618	4.1 137 374 465 538 570	47 153 450 530.9 562 592	42.9 16 76 65.9 24 22	1.20 0.55 1.12 1.00 [illegible] 0.70	0.35 0.15 0.58 0.73 0.65 0.54
S-11-36	231	9.95 93 153	41 121 169	31.05 28 16	0.68 0.55 0.60	0.17 0.17 0.18
S-11-37	270	18 77 130.25	57 102 148.8	39 25 18.55	0.72 0.69 0.89	0.09 0.02 0.16
S-11-38	300	[illegible] 110.2 164	64 135 186	[illegible] [illegible] 22	0.55 0.72 1.54	0.19 [illegible] 0.20
S-11-39	561	361	504	143	0.51	0.37
S-11-40	268	11 63 119	37 79 166	26 16 47	0.20 0.26 0.71	0.05 0.11 0.06

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world’s largest undeveloped gold/copper projects. Proven and probable reserves for the KSM project are as follows (see news release dated May 2, 2011 for details):

KSM Proven and Probable Reserves

Zone	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
Mitchell	Probable	848.6	0.59	0.16	3.02	61.8	16.0	3,040	82	116
	Total	1,466.5	0.61	0.16	3.04	61.2	28.7	5,320	143	198
Iron Cap	Probable	334.1	0.42	0.20	5.46	48.4	4.5	1,490	59	36
Sulphurets	Probable	179.1	0.62	0.26	0.61	59.8	3.6	1,021	4	24
Kerr	Probable	212.7	0.25	0.46	1.28	Nil	1.7	2,155	9	Nil
	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
Totals	Probable	1,574.5	0.51	0.22	3.03	50.4	25.8	7,706	153	175
	Total	2,192.4	0.55	0.21	3.04	53.2	38.5	9,985	214	257

National Instrument 43-101 Disclosure

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2011 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS including metallurgical performance; (v) completion of and submission of the Environmental Assessment Application; and (vi) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2010 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

 ON BEHALF OF THE BOARD

"Rudi Fronk"
 President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net